Filed by Danaher Corporation pursuant to Rule

425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Danaher Corporation

Commission File Number: 1-8089

NetScout Systems, Inc. Transcript: October 13, 2014 Call Re: Acquisition of Danaher’s Communications Business by NetScout Systems, Inc

Operator

Ladies and gentlemen, thank you for standing by. Welcome to NetScout’s Conference Call for Investors. At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer session. Instructions will be given out to you at that time. As a reminder, this conference call is being recorded.

I will now turn the call over to Andrew Kramer, Vice President of Investor Relations. Please go ahead.

Andrew Kramer

Thank you very much, Felicia, and good morning, everybody.

Joining me on this morning’s call are the following individuals: Anil Singhal, NetScout’s Co-Founder, President and Chief Executive Officer; Jean Bua, NetScout’s Senior Vice President and Chief Financial Officer; Michael Szabados, NetScout’s Chief Operating Officer; and Jim Lico, Executive Vice President at Danaher.

We have included on today’s webcast a slide presentation to accompany our commentary. For those listeners who have dialed into the call and you’d like to view the slide presentation, you can find it by going to our website at www.netscout.com/investors and then clicking on today’s webcast.

In terms of an agenda for today’s call, Anil will share his perspective on NetScout’s proposed acquisition of Danaher’s Communications business. Jim Lico of Danaher will offer some commentary as well. In addition, Jean Bua will review certain aspects of the proposed transaction. After we conclude our prepared remarks, we will take your questions. We have allotted approximately one hour for this call.

Before we begin with the prepared remarks, I would like to direct your attention to slide number 2. NetScout will file a registration statement on Form S-4 containing a proxy statement and prospectus of NetScout and other documents concerning the proposed acquisition with the Securities and Exchange Commission. Investors are urged to read the proxy statement and prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. You can obtain a free copy of the proxy statement and prospectus when it is available and other documents filed by NetScout with the SEC at the SEC’s website at www.sec.gov or on our own website at www.netscout.com. You may also contact me directly.

Please note that this communication is not a solicitation of a proxy from any security holder of NetScout. However, NetScout, Danaher, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NetScout’s stockholders in connection with the proposed transaction. Information about NetScout’s directors and officers and their beneficial ownership of NetScout’s common stock may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on July 24, 2014. This document can be obtained free of charge from the SEC’s website or from our own website.

Let’s move to slide 3. Forward-looking statements during this presentation are made pursuant to the Safe Harbor provisions of Section 21E of the Securities Exchange Act of 1934 and other federal securities laws. Investors are cautioned that statements in this communication, which are not strictly historical statements. Actual results could differ materially from the forward-looking statements due to known and unknown risks, uncertainties, assumptions and other factors. Such factors include the failure to obtain, delays in obtaining or adverse conditions related to obtaining shareholder or regulatory approval; the anticipated tax treatment of the transaction and related transactions; risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects; failure to consummate or delay in consummating the transaction for other reasons; our ability to retain key executives and employees; slowdowns or downturns in economic conditions generally and in the market for advanced network and service assurance solutions specifically, the company’s relationships with strategic partners, dependents on broad-based acceptance of the company’s network performance management solutions, the presence of competitors with greater financial resources than ours and their strategic response to our products, and the ability of NetScout to successfully integrate the merged assets and the associated technology and achieve operational efficiencies. For a more detailed description of the risk factors associated with the company, please refer to the company’s annual report on Form 10-K for the fiscal year ended March 31, 2014 on file with the Securities and Exchange Commission.

NetScout assumes no obligation to update any forward-looking information in this communication or with respect for the announcement described herein. In addition, as noted on the slide, the presentation today includes certain non-GAAP historical revenue and EPS figures. Historical non-GAAP items are reconciled to GAAP results in the appendix of the slide that are being webcast today, and those can also be found on our website at www.netscout.com.

Finally, as we announced last week, NetScout plans to report the second quarter of fiscal 2015 financial results for the period ended September 30, 2014, this Thursday, October 16, 2014. We will hold a conference call that same day as is our practice to discuss these results. Accordingly, we will not be commenting explicitly on our upcoming results and we appreciate your understanding on this matter.

Now with that all set, I will turn the call to Anil.

Anil K. Singhal

Thank you, Andy, and good morning, everyone. I’m very excited to be speaking with you this morning following our announcement earlier today that we plan to acquire Danaher’s communications business. We believe that this news represent an exceptional opportunity for NetScout to create even more value for our customers, employees and shareholders. As detailed in our news release and as I will discuss on this call, the transaction is valued at $2.6 billion based on NetScout’s closing price of $41.91 on October 10, 2014. Upon closing, NetScout shareholders will own 40.5% of the combined company with Danaher’s shareholders owning the rest. We’ll cover the transaction details later on the call.

Let’s start with slide number 4 to what’s the rationale behind this transaction was and why we think it’s a great deal for our stakeholders. There are three key points I want to emphasize. First is just to be the best-in-class solutions. Upon completion, this transaction will create a premier provider of converged network and application performance management solutions. And by bringing these great organizations together, we’ll be able to provide a more comprehensive and compelling range of solutions to address the needs of our customers in both the enterprise and the service provider markets.

It will center our capabilities in network performance analytics and service assurance and enable us to jumpstart our entry into the cyber intelligence market. It will help us to take further advantage of our efforts to bring our engineered [indiscernible] (07:06) platform to the marketplace and provide a truly differentiated technology solution that offers a very compelling value proposition.

Second key point, we provide complementary customer base and global footprint with this combination. Adding the Tektronix Communications, Arbor Networks and part of Fluke Networks to NetScout brings together complementary customer business and helps strengthen and broaden the [ph] NetScout’s (07:34) footprint around the world. It will give us a broader global reach, greater diversity and a much larger scale upon which we will operate. Not only will we have more customers but we’ll have more touch points within those customers’ IT operations.

NetScout will gain important mindshare with customers who are looking for a company that has the technology, sales, and support resources, and the global distribution channel to address their [indiscernible] (08:03) requirement. And finally, this transaction is very financially compelling as well. In addition to the transaction strategic matters, we also believe it is financially compelling. With their vision of these businesses, NetScout will more than triple its revenue base to over $1.2 billion on a non-GAAP basis against the nearly $400 million that we reported in our most recent fiscal year. We’ll have an even stronger foundation upon history will seek to maintain our leadership in multiple markets.

There are notable synergies that the transaction provides in terms of our products, target market, customer bases, geographic footprint, and operational resources. And that view enforces our view that will be accretive to non-GAAP earnings in our very first year – in the first full year of operation. We have proven that we are capable of running our business with minimal capital requirement, while still making important investment for the future, and generating substantial free cash flow. We expect that these characteristics will strengthen as we move our business forward.

As some of you may know, NetScout completed 30 years of operations last month. As NetScout is celebrating its 30-year anniversary after founding, we have grown substantially since those early days, both organically and through acquisitions. But we are not resting on our laurels. In fact, we believe our best days are ahead of us. Our target market is continuing to grow as our customer try to deal with many powerful technology trends. We believe this transaction will better position NetScout to more effectively capitalize on those growth opportunities and become an even more strategic partner to our customers.

Moving on to slide 5. As we have shared with you on the past, we started a new journey at NetScout called NetScout 3.0 about three years ago. Our mission with that was to leverage about our new technology and expertise, our multiple years of expertise to enable enterprise and service providers to get the maximum value for their big investments they’re making in the technology area ranging from virtualization to cloud, mobility, and evolving Internet.

They needed a solution to proactively monitor and manage the inherent complexity associated with that. And we wanted to provide a more cost-effective solution. As a result, over the last three years, we invested over [ph] 400 managers (10:46) in internal technology development, acquired five small companies, and we brought a new product to market called nGeniusONE, based on our patented technology called ASI or Adaptive Session Intelligence.

As you see on slide 6, which we have shared with you in the past, this allows IT operation, whether it’s in service provider or enterprise and in future security operations to effectively offense instead of defense. It can work single [indiscernible] (11:17) traditional in IT operations [indiscernible] (11:20) to really collaboration. It allows IT operations to see the problem proactively before the customer report them. And this solution is going to allow us obviously to properly do service [indiscernible] (11:37) both for network issues, service issues. And then we have planned to take it in the new directions moving forward.

As you see on slide 7, we have always seen lot of success with this new strategy. I would – not only our revenue but EPS then grown significantly. If you start with fiscal year 2014, which is where roughly where we started the strategy, we have significantly grown almost going beyond $400 million. And as you see the guidance, our written guidance, which we sought – re-trading today, which will we be reporting the results for, we are not going to be spending a lot of time on that because we want the main [indiscernible] (12:19) be at today’s announcement. But I believe you’ll be very pleased with the results we’ll be announcing a few days from today.

Our vision with NetScout 3.0 doesn’t stop with IT operations. As you see on slide 8, our vision is to build a global center network based on ASI, similar to the cable news network which didn’t exist several years ago, 20 years ago or so. And now, many, many vendors are in that direction. The goal was to ASI technology will not only consume by NetScout solutions and analytics for IT operations but feed the data to third party consumers as well.

Those who are the big consumers in that area which is on slide 9, are Big Data and Cyber Security application. Today, we see that most of the Big Data vendors are differentiating the solution based on the quality of analytical loan or the scalability of the solution. As you see, some of the big vendors like IBM, SAP, Oracle and others in the [ph] market (13:26).

With ASI technology injected into the Big Data warehouse, I believe that we will then be able to differentiate the sales further by partnering their NetScout, and customers will get net service and Big Data Analytics solution as well Cyber Analytics solution, with not only hybrid analytics but great data behind that, which has been missing in the current solution.

We feel that these solutions, what we are working on, are at the right place at the right time. If you look at the last decade, there have been massive infrastructure refresh going on, whether you talk about 4G technologies, iPhone, mobility, modulization, SDN – going from 10-gig to 100-gig is on the horizon – and voice, cable, and IP conversions.

All these things, unfortunately, have not been backed by big vendors in terms of holistic management. And not only NetScout wanted to show leadership in this area, but our customers have been demanding the solution to deal with the complexity rather than simply relying on traditional competent management solution. And as we all book quality data feeds, which has good analytics but there’s no good data behind it, we believe good data combined with good analytics is the winning strategy for both our customers and the industry.

With these solutions, our solutions with NetScout 3.0, our total addressable market has only got increased roughly $1.5 billion to $5 billion. With the addition of Cyber, BI, Big Data, Cloud, we believe our addressable market very soon will be in the $10 billion range.

The next challenge was how we can maximize this massive opportunity which has been created by new technology, new vision, and new strategy, based on NetScout 3.0. Three things which we feel were needed, one was the leadership and staying power and passion for this technology, and [ph] solving (15:43) this kind of [indiscernible] (15:44) which we have done very well over the last two decades. We also need this compelling technology and value proposition, which I believe we have delivered through [indiscernible] (15:54) of development in nGeniusOne and ASI as well as new technology acquisitions we have done in the voice and security space.

However, one of the challenges I discovered several months ago in fully maximizing this opportunity is to have better market access in both the enterprise and service provider space as we brought an installed base where we can inject ASI technology. And we could also use additional capability in adjacent business like radio access network optimization, business intelligence, more powerful solution in the packet flow switch area and obviously, cyber security.

We believe this solution allows us – in addition. Sorry. In addition, we wanted the scale, size and mindshare to manage those of the potential competitors, which by the way are the players who are not doing solution space on good data or base on traffic based instrumentation.

So, our competition is less in our traditional space where other people are building solutions based on traffic-based instrumentation, but it’s more with biggest players who are using element management systems and embedded instrumentation as the business for the solution. All of these companies are multi-billion dollar in sizes and/or valuations. And so we need the scale, size and mindshare to match all those potential competitors.

Today’s acquisition accelerates the strategy [ph] innovation (17:31) of NetScout 3.0 and the journey started three years ago. Standard communication business, which has been built into a great franchise over the last 12 years includes 12 technology companies organized into three business units: TekComms, Arbor Networks and Fluke Networks. It has $800 million-plus – more than $800 million in revenue, combined revenue in the latest completed year. And it has a track record of organic development complemented by strategic initiatives for all these deals.

I would now like to turn over the call to Jim Lico. I’ve known Jim for more than five years. And, in fact, throughout this period, we have been thinking of what’s the best way to combine these businesses. We learned a lot about each other’s company and that’s why we were able to execute this combination and analysis and diligence in a very short time. I’ll now hand over the call to Jim Lico, EVP of Danaher, who is also responsible for this business. Jim?

James A. Lico

Thanks for having me on the call, Anil, and good morning, everyone. Speaking on behalf of everyone at Danaher, we’re very excited about the opportunity here to combine our communications business with NetScout’s. As Anil said, today’s announcement marks the culmination of a multiyear discussion about how to bring our businesses together.

This transaction is powerful and unique opportunity to create a premium global provider of network management tools in the structure that will benefit all of Danaher and NetScout’s shareholders, customers and associates. We believe the combined company will be able to enjoy strong growth, drive further innovation and serve our customers in unique and more comprehensive ways.

Danaher’s communications business which is Tektronix Communications, Arbor Networks and Fluke Networks are made up of talented, dedicated teams that have worked hard to drive growth, innovation and leadership in their respective markets over the years with much success. Danaher’s premiere troubleshooting, cyber security and engineering solutions combined with NetScout’s high-performance monitoring technologies will give customers access to the most expensive suite of best-in-class products in the industry.

We’re glad that our communications business will be joining forces with such a well-positioned company and share Danaher’s core value, particularly related to customers, people and innovation. I’m excited to join NetScout’s board upon closing the work with NetScout’s capable team and have a hand in shaping what I believe will be a truly great business in the future.

And now, I’ll turn it back over to Anil.

Anil K. Singhal

Thanks, Jim, and thanks for having the confidence in allowing us to combine these two businesses. And I really will be counting when Jim steps forward as we go [ph] through forth the closing (20:29) and then through the deal work of integrating these two good companies.

With that, I’ll transfer the call over to Jean for the financial overview of the transaction.

Jean A. Bua

Thank you, Anil. I’d like to take a moment to walk through an overview of the transaction which is on slide 15. As detailed in the press release, the transaction is done using a tax-free Reverse Morris Trust. Under this transaction, NetScout will issue 62.5 million shares to effect the business combination.

Based on NetScout’s closing price of $41.91 last Friday, October 10, 2014, the transaction is valued at approximately $2.6 billion. Upon closing, Danaher’s shareholders will own approximately 59.5% and NetScout shareholders will own 40.5% of the combined company on a diluted basis with approximately 105 million shares expected to be outstanding.

NetScout will acquire the assets of [ph] TechCom (21:38), Arbor Network and certain assets of Fluke Network, in either a spin-off or split-off of these assets from Danaher.

In terms of corporate governance and management, Anil will remain as CEO and Chairman of the Board. Upon closing of the transaction, the Board of Directors will comprise the current NetScout Board of Directors, and they will be joined by Jim Lico, Danaher’s Executive Vice President. Since we are combining these two businesses into a more competitive global solutions provider, we are very happy to have Jim continue his relationship with us and to provide continuing experience on the industry and our customers’ needs. Anil’s current senior leadership team will also remain in their position. Our company will be headquartered in Westford, Massachusetts, and we expect to retain a strong presence around the globe where our employees are based. The transaction is subject to approval by NetScout shareholders, regulatory agencies, and other customary closing conditions. The transaction is expected to close during the calendar year 2015, which is the first half of our fiscal 2016.

Turning to slide 16, as Anil stated, we believe this is a strategic and financially compelling opportunity for NetScout customers, shareholders, and employees. By combining both companies, we will have the ability to continue providing innovative solutions to our customers, as well as providing continued value to our shareholder. As an overview to the financial aspects of the combination, this slide shows the proportional contribution of the two organizations related to business performance on an operating level. Based on last year’s performance, the combined company is anticipated to have more than $1.2 billion in revenue on a non-GAAP basis.

Following the completion of this acquisition, NetScout will have a more diverse customer base in terms of customer segmentation and geographic concentration. We anticipate that the revenue mix by customer segmentation would become more weighted towards service provider as a result of the Tektronix Communications and Arbor Networks businesses. In terms of geography, we believe that Danaher’s Communications business has the greatest percentage of international-based customers, hence, the combined entity will be closer to one-third of revenue being generated from outside North America versus the current one quarter generated from NetScout’s international customers.

While the relative revenue and operating income contribution levels for each company is about a 30/70 percentage split, the relative ownership of the company will be approximately 40% current NetScout shareholders and 60% Danaher’s shareholders. The combined company is expected to be accretive after its first full year of operation. The combined cost bases of the two entities is approximately $900 million, and we anticipate that synergies will be achieved as both businesses are combined.

This transaction is expected to close during calendar year 2015 within the first half of our fiscal year 2016. At that time, we will update our FY 2016 guidance. As Anil mentioned, we will report our quarterly earnings on Thursday, October 16. We are very pleased with our results for the second quarter and we will reaffirm our guidance ranges for the full year for both revenue and earnings per share.

NetScout has maintained a conservative balance sheet with sufficient liquidity. Over the last five years, NetScout has generated over $300 million in free cash flow, and we delivered about $100 million of free cash flow in our last fiscal year. Our capital deployment priorities include investment and product development either internally or through acquisitions, as well as modest shareholder repatriation.

Over the past few years, NetScout has acquired five companies through cash transactions, totaling about $100 million. In May of this year, we completed repurchasing 4 million shares through an existing share repurchase program. Our board approved a new share repurchase plan with a potential to repurchase approximately $100 million worth of shares. The combined entity will give us increased cash flow and liquidity, and allow us to continue investing in our product development through either acquisition or internal development as we continue to innovate and the bring new solutions to our customers. We will also review our continuing share repurchase program to continuing delivery of value to our shareholders.

Moving to slide 17, we would like to close our prepared remarks by reiterating why we believe this is such a positive move for NetScout, its customers, shareholders and employees. For our customers, first, the combined business customer base will benefit from a partner that is well positioned to help them address both the near-team and longer-term IT management challenges. More specifically, we will have a broader range of best-in-class solutions that will further benefit from a truly powerful unified management platform that is powered by proprietary Adaptive Session Intelligence software or ASI. We will be able to leverage the complementary technologies and strong domain expertise that are added to our company in order ensure that our value proposition will continue to resonate with customers around the world.

We will have a broader range of product that can add value to our customers’ IT operations, and we will have the sales, service and support capability to help us fortify the relationships we have built with our customers. As we mentioned at the outset of our remarks, we have a proven track record in integrating the products we gained through acquisition to add value, address evolving customer requirements to further differentiate us in the marketplace.

We believe that for our shareholders – of both companies should be very pleased by today’s proposed acquisition since it will allow for ownership in a stronger, growth-oriented market leader with a proven track record of creating shareholder value. From a NetScout perspective, as we mentioned earlier, this transaction will allow us to accelerate our growth plans and fulfill our mission. It provides NetScout with the size, scale, and capability to support continued growth, and it will be accretive during the first year of combined operations. Hopefully, you have a better understanding of the many powerful benefits that we think are possible as a result of this transaction, which includes notable synergies that would not present themselves otherwise. Finally, the Reverse Morris Trust structure that we plan to use for this transaction provides the tax-free participation by both companies and their shareholders.

Finally, for our employees, we are positive that we have employees of NetScout, Tektronix, Arbor, and Fluke who are listening to today’s call, and we welcome all of our future associates. Anil will speak -speaking directly to the NetScout team later today, visiting the Tektronix, Arbor, and Fluke offices over the coming days, weeks, and months with Jim.

This transaction represents an exceptional opportunity for all of us at NetScout. We want the teams at Tektronix, Arbor, and Fluke to know that they will be joining a company where their hard work and efforts will directly contribute to our collective success. One of our guiding principles since our earliest days that has helped propel us forward over the years is that employee satisfaction drives customer satisfaction. We are fortunate to have an experienced and proven team of executives who are committed to making sure we stay true to that principle and then making sure that we manage the integration of our two companies effectively.

NetScout has operated within an [ph] opportunurial (29:33) mind-set since its founding. Danaher has acquired a number of growth-oriented stocks during the past several years, so we share a similar mentality.

In terms of professional growth and development, we are committed to providing every person at NetScout with the opportunity to take on new challenges and the tools and resources to [ph] drive (29:52). By working together, we are confident that we will set and achieve very ambitious goals going forward, which will allow all of us at NetScout to participate in our company’s future success.

So, that concludes our prepared remarks today. We are ready to answer any questions at this point. Felicia, you may open the call to questions at this time.

Question & Answer Section

Operator

[Operator Instructions] And your first question comes from the line of Steven Winoker with Bernstein Research.

Steven Winoker

Thanks. And good morning and congratulations, all.

Thank you.

Steven Winoker

Just a couple of questions. Anil, maybe starting with you and then Jim. Anil, can you quantify in any way what you’re thinking in terms of the synergy opportunity here? Just maybe provide shareholders with what sense you might be thinking about in that front?

And then, Jim, could you comment on – and then also what opportunity there is in terms of scale in R&D? And, Jim, maybe talk about how far the [ph] DBS (31:01) pathway has been for the communications businesses, how far those guys are and where do you see a broader opportunity here across NetScout?

Anil Singhal

Okay. Let me take it quickly and then we’ll move on to the second question because we have only half an hour for the Q&A today. So, first thing is, [ph] we are not going (31:26) to provide any more detail on synergy. I think we said that we want to provide guidance. Our tradition has [indiscernible] (31:32) the acquisition is closed. We already start to provide the new guidance by saying it’ll be over [ph] to $100 million (31:39) in revenue, more than $1.2 billion-plus in revenue accretive in the very first year. And so, we have a lot of confidence. We had another transformational-type acquisition six, seven years ago. And we are very comfortable that we can repeat that [ph] rate (31:58) even though it’s at a much larger scale but it’s the same multiple, whether it will bring value to shareholders or whether retaining the employees in R&D and sales or any other metrics you would use.

So, right now, we are not in the position to provide the synergy. And just looking at cost synergies, this is not a defensive mode. This is the offensive mode. We don’t have to do it. Both companies were doing quite well. But we could even do better together. So, we are not just looking at synergies. We are looking at a lot of great things we can do for the customers and shareholders. And I think the best way to describe it is there’ll be lot of synergies in multiple dimensions which allow us to be accretive in the very first year.

Steve, relative to [ph] DDS (32:49), I think the evolution in this business is pretty good, particularly related to some of the growth-oriented [ph] DDS (32:56) tools and we’ve – and the new organization Web access to all of those as well. I know Anil and I have talked that there will be some opportunity to share those opportunities. And I think the organizations will work exceptionally well together in finding new ways to use [ph] DDS (33:12) in a business like this.

Steven Winoker

Okay. Thanks.

Next question, operator?

Operator

Your next question comes from the line of Matt Robison with Wunderlich.

Matt Robison

Great. Congrats and thanks for taking my question. A couple of different things here. One, like if you could talk a little about how the Danaher’s businesses you’re purchasing – you’re merging with have been growing, what their service-to-product mix is, gross margins, and then I think you said, Jean, $900 million in cost synergies but I might have heard that wrong, if you could [indiscernible] (33:46)?

Jean Bua

Yeah. Let me correct that very quickly, Matt. We’ve said that there is about $900 million in combined operating and cost of goods sold within the two businesses. And we believe that we have the opportunity, even though there’s [ph] deal (34:00) on in fiscal year without synergy is accretive to our earnings per share. We believe over the years as Anil has talked about we’ll have revenue and as well as cost synergies that we integrate both businesses.

Matt Robison

Yeah. I thought that needed a little clarification. But can you talk.

Jean A. Bua

Thank you.

Matt Robison

… and tell me a little about the mix side [indiscernible] (34:18) in the growth?

Anil K. Singhal

Matt, I think we’re not going to report at this point on – in digital growth of the businesses. Like I said both companies were doing good, and there are a little bit ups and down at different times. But both companies are investing and doing good. And we don’t have the breakout of the growth rate of individual. But as we provide the guidance, we’ll be talking about the growth rate of the combined operations, and I think people will be impressed.

As for your question of product versus service in this business which we are combining, the service ratio is slightly lower than the product versus the traditional NetScout also in the high-20s, versus in the mid-30s for NetScout. So, I believe in the combination and probably a 70-30 split, but it’s too early to give you details on that now.

Matt Robison

But there was the – in the Danaher second quarter presentation, it looked like a test and measurement decline slightly year-over-year in revenue, and, so maybe you could just elaborate a little bit on how this piece that you’re merging with compares to the broader – just to measure on the business which is, I guess, about four times the size?

Yeah. Jim, go ahead.

James Lico

Yeah. The second quarter for this business, I think, we said was down and would be that way in the second half as we – sort of some large-scaled customer businesses sort of flow through the year, but we anticipate that to improve in 2015. I think that will be part of a future discussion when we combine these businesses to close.

Matt Robison

Okay. Thanks.

Thanks. Next question, operator.

Operator

Your next question comes from the line of Scott Zeller with Needham & Co.

Scott Zeller

Yes. Thank you. You hear me okay?

Yes.

Jean A. Bua

Yes, Scott.

Scott Zeller

Great. I wanted to ask when you look at the combined revenues of the company, you had mentioned roughly $1.2 billion or better, how much of that would you expect to be from the Service Provider vertical on a combined basis or mixed basis?

Anil K. Singhal

So, as Jean mentioned, the percentage will be – because Arbor business which is a security business is also bigger in the Service Provider enterprise. I think if we just breakdown at the top line between just two halves regardless of security or network management or performance management, it’s going to be more than 50%. We’ll provide more specific as far as we provide the guidance. And that time, we’ll be happy to provide more detail. But in the current one is less than 50% and in the current NetScout, and Jean will bare a couple of other aspects of this. Go ahead, Jean.

Jean A. Bua

Hi, Scott. Thanks for your question. The acquisition of these business units is great for NetScout across all of our vertical markets both Service Provider and Enterprise on major vertical markets. As Anil has said, clearly, TekComms is more weighted towards Service Provider and Arbor Networks is also known as the market leader within the service provider vertical. They have some very new exciting products that are out there and coming out, which will move them into the enterprise and will jumpstart us into our cyber intelligent market. These include the issues that we’ve been talking about and looking at addressing, including advanced persistent threat. And Fluke Networks, as you know, is a market leader within its enterprise also. It will give us more access to mid-tier enterprise customers. So, we’re very excited about all of the businesses, and how synergistic it will be to our customers as well as allow us new customers.

With that said, clearly at this point, they are focused more on service provider. So, while our service provider vertical has been more like 40% and has been growing over the last few years, we probably anticipate that in the first full year of operation, the service provider vertical probably will go to 50% to maybe 60% of revenue.

Scott Zeller

Okay. And then just to briefly follow up. I would expect that the overlap among service provider customers that you share is quite high, not close to all of them. But when you look at the general enterprise and maybe financials vertical, what would you characterize the presence of Danaher as?

Anil K. Singhal

Well, first of all, I think there is overlap in terms of names of the customers and we are bigger in certain areas. Danaher has been bigger – Tektronix has been bigger in other area. In places where they are buying both products, they are buying for very two different reasons, like our product is mostly bought for monitoring, and Tektronix product is mostly bought for troubleshooting. So, I think that’s going to continue to be the case, and customer will get more than one plus one for the price of two. And so that will continue in terms of enterprise via – on the more at the higher end of the market, more focused in U.S., where the Fluke Networks is more mid-tier, and much bigger share international, which [indiscernible] (39:37). And obviously, in the fiber, as you know, at the Analyst Day we announced our strategy to enter the fiber area towards the end of this fiscal year. And with Harvard, we’ll be able to jumpstart and inject some additional technology to already successful security business.

Matt Robison

Thank you.

Next question, operator?

Operator

Your next question comes from the line of Kevin Liu with B. Riley Company.

Kevin Liu

Hi. Good morning. I think you started to address, Anil – but I just wanted to get more specifics around the number of shared customers you guys might have, and whether there are actually any products within the portfolio that overlap directly?

Anil K. Singhal

I think there’ll be some overlap. And – but I think it’s minimal, and that during diligence we found that it’s even smart. As you know, Jim and I have been talking about combining these businesses, or – maybe you didn’t know, but – for more than five years, and so we have some good ideas. And obviously, when independent companies are there, there’ll be some overlap. But I think it’s minimal, and we’ll be able to manage through that. And I think, most importantly, is that customers are going to be very happy to hear that even the little overlap we have is going to be really sorted out in terms of better integration capability and best of both worlds.

Kevin Liu

And a quick question, it sounds like the ASI technology you’re looking to get that embedded in as many spots as possible, will you guys be able to get the technology integrated with Danaher assets in advance of actually formalizing the merger?

Anil K. Singhal

No. Because we have to operate as a separate company. But I can assure you that within the first year of closing, it will be closely integrated.

Kevin Liu

Okay. Thank you.

Andrew Kramer

Next question, operator.

Operator

Your next question comes from the line of Mark Kelleher with DA Davidson.

Mark Kelleher

Okay. Great. Thanks for taking the question. So, looks like you’re closing some time next summer. Can you just run through some of the gating items to get to that close? And are you concerned about any antitrust issues?

Jean A. Bua

Hi, Mark. This is Jean. So, clearly, we have to go through the SEC registration process. Danaher will do a Form 10 for the entity that is being either split off or spun off to its shareholders. NetScout will have a proxy, an S-4 statement that we will file. We anticipate that we will file that before the end of this calendar year. At the same time, we will go through antitrust and competition issues. We don’t anticipate at this point – since these businesses are very complementary to each other. And that as you have heard Anil’s mission and goal, we are really striving to become a global player where we have much larger competitors with multi-billion-dollar market cap. So, at this point, we are not anticipating issues there. And then we just will work out some of the details related to the tax structure.

And so you’re correct. We anticipate it will close some time in calendar year 2015, probably either – probably around the second quarter of our FY 2016 fiscal year.

Mark Kelleher

Who would you envision, with the combined company, that you would now be competing against? Who are those larger competitors that you would go up against?

Anil K. Singhal

Well, I think it’s also the – and this is a longer discussion, and we’ll be talking largely about that the next Analyst Day, and – as a discussion. But the bigger competitors are – there are two approaches to security, performance, network management. One is based on mining the intelligence already in the network or embedded in elements. We call it component-based [ph] with those (43:27) Splunk and CA and IBM and HP to certain extent, and host of close to 50 other companies, many of them or like number of them, it might be billion-dollar valuation, or it might be billion-dollar revenue already.

Those are the people we’ll be competing with because our approach is different. Our mission may be similar, but our approach is different. Our approach is different in the sense that we use – we’d only use data mined from elements. We mine the intelligence from the traffic, from the packet. And that always has been the vision of the company for last 30 years. And I think because of the innovations happening in the marketplace and the complexity introduced, they’ll be even become more compelling. But to make it more compelling, you not only have to have a bigger dam or great technology and vision. You need to have the skill and size. So, those are the people we’ll be competing with, all the big players, which is not competing with other smaller players. We’ll do it based on the traffic approach.

Mark Kelleher

Okay. Thanks.

Operator

Your next question comes from the line of Mark Sue with RBC Capital Markets.

Mark Sue

Thank you. Good morning. If we – I understand the process involved in integrating the assets. Perhaps, how you would think about integrating the technology, do we see a day in the future where we’re combining and integrating the engineers’ one assets throughout the product portfolio, or do we strive to keep the brand equity in terms of the disparate assets? Just kind of how the end customer would perceive some of your broad range of expanding solutions?

Anil K. Singhal

So, I think brand equity is a different issue. Obviously, we’ll maintain the nGenius brand. But beyond that, right now, we are basically a software company. And with virtualization and what’s happening in the marketplace, it’s very easy to integrate software technologies on those platforms because most of it is Intel-based appliances with Linux operating systems. So, in those environments, we think we’ll be able to put ASI technology or metadata into devices which Arbor and Tek and Fluke have been using. And, vice versa, we will be able to put those metadata and other analytics-type things injected into the NetScout product line.

So, I think there’ll be not only cross-selling opportunity but very actual – very good integration possibilities. And like I keep reminding everyone that we did something similar at a smaller scale six years ago when we acquired Network General. And today, nobody can tell that it was actually two separate companies six years ago. I believe in a couple of years, that’ll be the situation here also.

Mark Sue

Okay. That’s helpful. Thank you. Good luck.

Operator

Your next question comes from the line of Alex Kurtz with Sterne, Agee.

Alex Kurtz

Hey, guys. Thanks for taking the question here. Jean, I just wanted to clarify a couple of things with the business that you’re acquiring. Is the product mix and services mix basically similar to what you guys have with NetScout? Obviously, you’re going to write off some of that services business. Can you just give us a kind of a sense of how we should think about looking at that model as we look at the first year of combined operation?

Jean A. Bua

Sure. So, as you know, the [indiscernible] (47:09) service mix for NetScout is about 45% service and that is clearly due to our business model, our pricing model, and the long term of loyalty that we’ve achieved these years with our customers. Danaher also, the businesses that we are buying has tremendous customer loyalty. Their pricing models are slightly different, so their service revenue component is a little – over than what the way we do.

So, as we combine these businesses and we put the guidance together going forward after the close, the product service mix will probably be a little less than 45%, but we can give a better handle on that as we file the S-4 before the end of the calendar year also.

Alex Kurtz

Is there any change to the prospective non-GAAP tax rate once this deal closes?

Jean A. Bua

Well, interestingly, Danaher has a – has set up structures that would allow us to become more tax efficient over time. As we look at the businesses after the close, we will have the opportunity to look at our tax rate and to determine whether there are any synergies there that we can take advantage of.

Alex Kurtz

But just – suffice to say you should be below your 38% rate once it’s closed?

Jean A. Bua

Well, I will know that as soon as we – as the thing closes and we look at the integration and we give guidance when we update it after the close.

Alex Kurtz

Okay. Anil, just the last question for me, it was asked earlier. I think it’s a reasonable question to understand. Obviously, your Service Provider business has been very strong over the last couple of years here. Is Danaher’s business growing sort of mid-teens in that vertical? I mean this is obviously an important question for investors to understand here as we try to value the transaction. Is this a mid-teen service provider business that you’re acquiring today?

Anil K. Singhal

Well, I think I can’t talk about it. I’m not going to talk about the things which we know internally as part of diligence and which are not disclosed by Danaher. So, I can tell you that the combined service provider business can grow at that level over time. And I see enough of synergies and positive on both things for us, too. We look at the total business, combined business will grow faster than the way it is growing in Danaher. But we don’t want to split it at this call. How individual three businesses like Arbor, and Tek and all those. And also these businesses are very lumpy. And just looking at even every six months period is not well.

So, because of all those reasons, I think, we may be missing the key point here by looking at that low level. I know you are interested in that. But at this point, we’ll not even [indiscernible] (50:03).

Alex Kurtz

Okay. Thank you, guys.

Andrew Kramer

So, operator, if you could remind people if they have questions, how to.

Operator

[Operator Instructions] And your next question comes from the line of Rob Crystal with Goldman Sachs.

Robert Crystal

My questions was just answered. Thank you, though.

Thank you.

Anil K. Singhal

Okay. Looks like there are no other questions. Thanks for all you for joining us for this exciting event in the next growth phase of NetScout. And we’ll talk to you again and take more questions during our earnings call on Thursday morning. Thanks again.

Operator

Thank you. And this does conclude today’s conference call. You may now disconnect.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of NetScout, Danaher’s Communications business or Danaher. In connection with the proposed transaction, NetScout and Danaher’s Communications subsidiary will file registration statements with the SEC registering shares of NetScout common stock and Danaher’s Communications subsidiary common units in connection with the proposed transaction. NetScout’s registration statement will also include a proxy statement and prospectus of NetScout relating to the proposed transaction. Danaher shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and NetScout shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about NetScout, Danaher’s Communications business and the proposed transaction. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Danaher upon written request to Danaher Corporation, Investor Relations, 2200 Pennsylvania Ave, NW Suite 800W, Washington, DC 20037, or by calling (202) 828-0850 or upon written request to NetScout Systems, Inc., Investor Relations, 310 Littleton Road Westford, MA 01886 or by calling 978-614-4279.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any security holder of NetScout. However, Danaher, NetScout and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of NetScout in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Danaher may be found in its Annual Report on Form 10-K filed with the SEC on February 22, 2014 and its definitive proxy statement relating to its Annual Meeting of Shareholders filed with the SEC on April 2, 2014. Information about the directors and executive officers of NetScout may be found in its Annual Report on Form 10-K filed with the SEC on May 20, 2014, and its definitive proxy statement relating to its 2014 Annual Meeting of Stockholders filed with the SEC on July 24, 2014.